U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

AT&T Corp.
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   (Last)               (First)                 (Middle)

32 Avenue of the Americas
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                                    (Street)

New York                           New York                      10013-2412
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   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)


March 9, 1999
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3. IRS Identification Number of Reporting Person (if an entity)

13-4924710
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4. Issuer Name and Ticker or Trading Symbol

Interactive Network, Inc. (Symbol: INNN)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form filed by One Reporting Person

   [   ] Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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

Common Stock, no par value                  4,830,908                   I                   See attached.
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                           (Print or Type Responses)

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


FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Securities                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
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

Warrants                  See        See            Common Stock,          108,696         $8.00 per          I        See attached.
                        attached.  attached.        no par value                             share
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Senior Secured            See        See            Common Stock,          See              See               I        See attached.
Convertible Notes       attached.   attached.       no par value        attached.         attached.
(see attached)
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Convertible Promissory    See        See            Common Stock,          See              See               I        See attached.
Note (see attached)     attached.   attached.       no par value        attached.         attached.
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
Explanation of Responses:See attached.




              (See attached)                                  (See attached)
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        Signature of Reporting Person                             Date


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


FORM 3 CONTINUATION SHEET




                            EXPLANATION OF RESPONSES

              This Initial Statement of Beneficial Ownership on Form 3 (this "Form") is filed by AT&T Corp., a New York corporation ("AT&T"). AT&T succeeded, as of March 9, 1999, to the beneficial ownership of the 4,830,908 shares of Common Stock, no par value (the "Common Stock") of Interactive Network, Inc. (the "Issuer") (Symbol: INNN) and the other securities of the Issuer reported on this Form as a result of the merger (the "Merger") of Italy Merger Corp., a wholly owned subsidiary of AT&T, with and into Tele-Communications, Inc. ("TCI"), pursuant to which TCI became a wholly owned subsidiary of AT&T. TCI had previously filed a Statement of Beneficial Ownership on Form 3 reporting beneficial ownership of such shares of Common Stock and such other securities of the Issuer. The shares of Common Stock and the other securities of the Issuer beneficially owned by AT&T are held by subsidiaries of TCI.

              TCI holds, through subsidiaries, an aggregate of $10,008,216.80 principal amount of notes of the Issuer in the form of Senior Secured Convertible Notes and a Convertible Promissory Note (the "Notes") which are convertible by their terms into shares of Common Stock, together with accrued and unpaid interest thereon of $4,706,318.53. The Senior Secured Convertible Notes were acquired by a subsidiary of TCI pursuant to a Note Purchase Agreement, dated as of September 19, 1994, as amended by a letter agreement dated as of September 23, 1994 (the "Note Purchase Agreement"), and the Convertible Promissory Note was acquired by a subsidiary of TCI pursuant to a Note Conversion Agreement, dated as of April 22, 1994 (the "Note Conversion Agreement").

              In connection with certain litigation among the Issuer, TCI and certain of its subsidiaries and certain other parties, on July 10, 1998, such parties and certain other parties entered into an agreement (the "Settlement Agreement") whereby the Issuer agreed to file a petition under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Northern District of California (the "Bankruptcy Court"). The filing was made on September 14, 1998. Under the terms of the Settlement Agreement, upon entry by the Bankruptcy Court of a final non-appealable order confirming the Issuer's Plan of Reorganization (the "Plan"), among other things, TCI and the Issuer will enter into a mutually acceptable exchange agreement pursuant to which TCI will exchange all of the Notes for newly issued shares of Common Stock (the "Exchange Shares"). The number of Exchange Shares to be received by TCI will be equal to
(x) the aggregate principal amount of the Notes, together with all interest accrued and unpaid thereon, divided by (y) an amount up to $5.00 to be determined by the Issuer's board of directors. If the Settlement Agreement is not consummated, the Notes would remain convertible into shares of Common Stock pursuant to the terms of the Note Conversion Agreement and the Note Purchase Agreement.

              The Plan was filed on December 22, 1998 and the First Amendment to the Plan was filed on February 18, 1999.

              In addition, in connection with the purchase by a subsidiary of TCI of Notes, such subsidiary received warrants exercisable until September 23, 1999 to purchase 108,696 shares of Common Stock at a price of $8.00 per share, subject to adjustment.



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


              The foregoing summary is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T, Italy Merger Corp. and TCI, the description of the Merger and the related transactions set forth in the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 (File No. 333-70279) of AT&T filed on January 8, 1999, and the text of the Settlement Agreement, the text of the Note Conversion Agreement and the text of the Note Purchase Agreement, each of which were filed as Exhibits to AT&T's
Schedule 13D filed with respect to Interactive Network, Inc. on the date hereof.















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



                         SIGNATURES OF REPORTING PERSONS

Dated:  April 8, 1999.


                                                     AT&T CORP.


                                                     By:/s/ Robert S. Feit
                                                        ------------------------
                                                     Name: Robert S. Feit
                                                     Title: Authorized Signatory





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